UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number:  001-14176

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-d	☐ Form N-SAR
☐ Form N-CSR

For Period Ended:  December 31, 2008

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Evergreen Energy Inc.

Full Name of Registrant

Former Name if Applicable

1225 17th Street, Suite 1300

Address of principal executive office (Street and number)

Denver, Colorado 80202

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

The Registrant has been working diligently to complete its Annual Report on Form 10-K for the year ended December 31, 2008.  As previously announced, the Registrant has engaged an international investment bank to provide independent advice to its management and board of directors as it continues to explore the strategic positioning of the company.  The Registrant expects to consider and evaluate several alternatives during the engagement, including, but not limited to, the potential sale or joint venture of certain assets.  The Registrant requires additional time to file its 10-K; in order to complete compilation of disclosures contained in its filing and complete its internal review, including management’s final review of the financial statements.  As indicated in Part II above, the Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

(attach extra Sheets if Needed)

PART IV – OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Diana Kubik	303	293-2992
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).            ☒  Yes        ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?           ☒  Yes          ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s results of operations for the year ended December 31, 2008 will be different from the prior year, principally as a result of estimated impairment charges for the years ended December 31, 2007 and December 31, 2008. The impairment charge related to the Fort Union plant was $109.5 million and the impairment charge relating to the asset held for sale was $7.8 million for the year ended December 31, 2007.  During the year ended December 31, 2008, the Registrant further impaired its asset held for sale by $18.6 million, resulting in an overall decline in impairment charges of $100.2 million in comparing the fourth quarter of 2007 to the fourth quarter of 2008.

Evergreen Energy Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 16, 2009	By	/s/ Diana L. Kubik Vice President and Chief Financial Officer